HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                February 2, 2018

Stacie Gorman
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   AmeriCann, Inc.
            Registration Statement on Form S-1
            File No. 333-222207

     This office represents AmeriCann, Inc. (the "Company"). Amendment No. 1 to the Company's Registration Statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated January 19, 2018. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found.

                                                                     Page Number
                                                                     -----------

1. The Proposed Maximum Aggregate Offering Price on the cover page of the registration statement is used to determine the Amount of the Registration Fee. In turn, the Proposed Maximum Aggregate Offering Price is a function of the number of securities to be registered multiplied by the Proposed Maximum Offering Price Per Share. The Proposed Maximum Offering Price Per Share is computed in accordance with Rule 457.

      For shares which will be sold at varied market prices, the Proposed Maximum Offering Price Per Share has, in most cases, no relation to the price at which the shares will actually be sold. As far as the number of shares which are to be sold, it is not uncommon for issuers to register more shares than will actually be sold in the offering. For example, in the case of a primary offering, shares which may be sold to the underwriter to cover over-allotments may actually never be purchased by the underwriter. With respect to registration statements pertaining to shares offered by selling shareholders, often the shares offered by the selling shareholders are shares to be issued upon the conversion of notes or the exercise of warrants. In many cases, the shares issuable upon the conversion of notes or the exercise of warrants are never sold since the market price of the issuer's common stock may be below the conversion price or the exercise price, as the case may be.

      If the price of the Company's common stock stays at its current level, the Company would sell less than 3,500,000 shares to Mountain States Capital. On the other hand, if the price of the Company's common stock drops below $2.80 per share, as it was prior to December 20, 2017, even if the Company sells all 3,500,000 shares, the shares sold to Mountain States Capital would not yield the Company $10,000,000.

      In any event, the maximum amount that may be sold to Mountain States Capital pursuant to the equity line agreement is $10,000,000.

2. Comment complied with.                                              3, 38

3. Comment complied with.                                              7, 31


     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart

                                          William T. Hart